06006672

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51792

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collins Stewart, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 41st Floor
(No. and Street)

New York,	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Franey **(201) 557-5173**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED AUG 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS STEWART, INC.

(SEC I.D. NO. 8-51792)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of
Collins Stewart Inc.

We have audited the accompanying statement of financial condition of Collins Stewart Inc., (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Collins Stewart Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2006

COLLINS STEWART, INC.

Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	5,936,100
Receivables from brokers, dealers, financial institutions and clearing organizations		1,548,600
Due from affiliates		387,700
Prepaid expenses		74,700
Income taxes receivable		134,400
Furniture and computer equipment (net of accumulated depreciation of $758,200)		52,200
Other assets		6,300
TOTAL ASSETS	$	8,140,000

Liabilities and Stockholder's Equity

Payables to brokers, dealers, financial institutions and clearing organizations	$	119,200
Accrued personnel costs		2,288,700
Accounts payable and accrued liabilities		577,400
Due to affiliates		416,700
Total liabilities		3,402,000
Subordinated debt		700,000
Stockholder's equity		4,038,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,140,000

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Collins Stewart, Inc. (the "Company") is a wholly-owned subsidiary of Collins Stewart Tullett Holdings Corp. ("CSTHC"), which is a wholly-owned subsidiary of Tullett Prebon Holdings Corp. ("TPHC"), formerly known as Collins Stewart Tullett Holdings Inc. ("CSTHI"). TPHC is a 97.3% owned subsidiary of Tullett Prebon Limited, formerly known as Tullett Liberty Limited, which is a wholly-owned subsidiary of Collins Stewart Tullett plc ("CST"), a United Kingdom public company.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, incorporated on April 6, 1998 under the laws of the State of Delaware, conducts business from its office in New York City. The Company obtained approval of its NASD membership application and began operations in September 1999.

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of UK, US and European equity securities and American Depository Receipts ("ADR"). All UK and European equity securities transactions are cleared through Collins Stewart Limited (an "affiliate"), a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The clearing broker has the right to charge the Company for unsecured losses that result from customer's failure to complete such transactions. All US equities securities and ADR transactions are cleared through Spear Leeds & Kellogg.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—As at December 31, 2005, cash and cash equivalents are comprised principally of cash and money market instruments at a major U.S. financial institution.

Furniture and Computer Equipment—Furniture and computer equipment are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful life of the assets. The assets are depreciated over four years.

Securities Transactions — Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Income Taxes—The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPHC. The Company files in New York and may file in other states. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

Foreign Currency Transactions—Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the close of business at the statement of financial condition date.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 1,030,100	$ -
Clearing organizations	518,500	-
Other amounts	-	119,200
	$ 1,548,600	$ 119,200

4. FURNITURE AND COMPUTER EQUIPMENT

Furniture and computer equipment are comprised of the following:

Furniture	$ 320,700
Computer equipment	489,700
	810,400
Less - accumulated depreciation	758,200
	$ 52,200

5. RELATED PARTY TRANSACTIONS

Due from affiliates include a receivable from Collins Stewart Limited for $253,400. This amount consists mainly of commissions on foreign equity securities transactions that are collected directly from the customer and are remitted periodically to the Company. It also consists of management fee charges for dealer services and research, operations, administrative and other services. Interest expenses charged

on the subordinated loan referred to in Note 8, are also paid to this affiliate. In addition, due from affiliates include a receivable from Tullett Liberty Securities Inc. for $134,300, consisting of non-interest bearing cash advances which are payable on demand.

Due to affiliates includes a payable to TPHC for $358,200. This payable represents non-interest bearing cash advances, net of allocated general and administrative expenses and income taxes payable pursuant to the informal tax sharing agreement with TPHC (see Note 2). Due to affiliates also includes another payable to Prebon Yamane (USA) Inc. for $58,500, consisting of non-interest bearing cash advances which are payable on demand.

6. INCOME TAXES

At December 31, 2005, the Company had a net deferred tax asset of $10,300, and a current income tax receivable of $124,100. This deferred tax asset is primarily attributable to temporary differences arising from fixed assets. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. Management believes no valuation allowance is necessary.

7. EMPLOYEE BENEFIT PLANS

All employees of the Company may participate in the Company's qualified 401(k) retirement plan provided they have reached the age of 21 years. The Company matches employee contribution amounts, up to a maximum of 5% of employee compensation. Additional employer contributions to this plan are made at the discretion of the Company. The Company also contributes to a money purchase plan for employees who have met certain service requirements.

8. SUBORDINATED LIABILITIES

Subordinated liabilities consist of one floating rate subordinated loan from an affiliate, which pays interest quarterly.

Subordinated Notes	Maturity Date	Interest Rate	Amount
Floating rate subordinated loan agreement	August 31, 2009	Prime + 3%	$ 700,000

The borrowing under this agreement qualifies as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "SEC").

9. REGULATORY REQUIREMENT

As a registered broker-dealer under the SEC, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $4,055,500, which was $3,828,700, in excess of required minimum net capital of $226,800. The ratio of aggregate indebtedness to net capital was .84 to 1.

The Company is exempt from the requirements of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities.

10. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space on June 30, 2001, which expires on November 29, 2010. On March 17, 2004, the Company entered into an additional lease commitment for office space, which expires on November 30, 2010. In connection with the office space lease expiring November 29, 2010, the Company has a security deposit of $212,931.95, in the form of a Letter of Credit from JPMorgan Chase Bank. These lease commitments contain certain escalation clauses. At December 31, 2005, the future minimum base rental payments under these leases are as follows:

December 31	Commitment
2006	$ 400,300
2007	409,300
2008	416,800
2009	424,500
2010	396,000
Total	$2,046,900

Guarantees—In the ordinary course of the business, the Company's clearing agreement with its affiliate might have a certain element of guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealer. The Company's liability under these agreements is not quantifiable and could exceed any cash deposit made by a client. The Company has not recognized any liability relating to this guarantee.

Litigation—The Company is involved in a legal matter which may be material to the Company's financial statements. A tentative settlement has been proposed to end this matter, which settlement would be viewed as a favorable outcome. Should this litigation not settle as anticipated, its outcome cannot be predicted at this time.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company executes securities transactions on behalf of customers through clearing brokers. In connection with these activities, a customer's unsettled trades may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2005, was approximately $45,101,500. Settlement of the Company's open securities transactions did not have a material effect on the Company's financial position. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships. Credit exposure is monitored on an ongoing basis by an affiliate, who performs clearing and settlement functions for the Company.

For all transactions cleared through an affiliate, the Company's agreement with the affiliate provides that the Company assumes customer obligations in the event of non-performance.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, are recognized in the statement of financial condition, and are carried at, or approximate, fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2006

Collins Stewart, Inc.
444 Madison Avenue, 41st Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Collins Stewart, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all maters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP